MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

April 25, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	The GC Net Lease REIT, Inc. (the “Company”)
Post-Effective Amendment No. 5 to Form S-11
Filed April 13, 2011
File No.: 333-159167

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 24, 2011
File No.: 333-159167

Dear Mr. McTiernan:

This letter serves as the Company’s response to your comment letter dated April 21, 2011 regarding Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11. We have reproduced your comments herein and included the Company’s response following each. As we discussed with Ms. Sandra Hunter via telephone, the Company will include the requested disclosures as part of its final prospectus, which it will file pursuant to Rule 424(b)(3) subsequent to the effectiveness of Post Effective Amendment No. 5 with the Commission.

Your interest in us will be diluted as we issue additional shares, page 27

1. Please disclose the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Company will add the following disclosure to this risk factor on page 27:

“In addition, the net book value per share of our common stock was approximately $7.40 as of December 31, 2010 as compared to our offering price per share of $10.00 as of December 31, 2010. Therefore, upon a purchase of our shares, you will be immediately diluted based on the net book value. Net book value takes into account a deduction of selling commissions, the dealer

Mr. Michael McTiernan

April 25, 2011

manager fee and estimated offering expenses paid by us, and is calculated to include depreciated tangible assets, deferred financing costs, and amortized identified intangible assets, which include in-place market leases. Net book value is not an estimate of net asset value, or of the market value or other value of our common stock.”

The Company will provide similar disclosure in future Exchange Act periodic reports.

Distribution Declaration History, page 144

2. Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: In response to this comment, as part of the Company’s final prospectus, the Company will include the requested disclosure in the “Description of Shares – Distribution Declaration History” section on page 144 as follows:

“From our inception through December 31, 2010, we paid cumulative distributions of approximately $0.7 million to common stockholders and approximately $2.9 million to the limited partners of our operating partnership, as compared to cumulative FFO of approximately $(2.2) million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.”

The Company will provide similar disclosure in future Exchange Act periodic reports.

Share Redemption Program, page 150

3. We note your disclosure regarding share redemptions as of March 31, 2011. Please confirm that you did not redeem shares in the most recent quarter. In future POSAMs filed pursuant to Item 20.D of Industry Guide 5, please disclose the amount of shares redeemed during the most recent quarter, the weighted average redemption price, and the amount of any unsatisfied redemption requests. Please provide similar disclosure in future Exchange Act periodic reports for the relevant reporting period.

Response: We hereby confirm that there were no redemptions during the quarter ended March 31, 2011 and have been no redemptions through the date of this letter. We will include the requested disclosure in future POSAMs and Exchange Act periodic reports when shares are redeemed during the relevant period.

Very truly yours,

/s/ Howard S. Hirsch
Howard S. Hirsch

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

April 25, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	The GC Net Lease REIT, Inc. (the “Company”)
Post-Effective Amendment No. 5 to Form S-11
Filed April 13, 2011
File No.: 333-159167

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 24, 2011
File No.: 333-159167

Dear Mr. McTiernan:

In response to the request contained in your comment letter dated April 21, 2011 regarding Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 and the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, I am authorized, on behalf of the Company, to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph E. Miller
Joseph E. Miller
Chief Financial Officer